UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Sanuwave Health, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

80303D107
(CUSIP Number)

James E. Besser c/o Manchester Management Company, LLC 2 Calle Candina, #1701 San Juan, Puerto Rico, 00907 Telephone Number: (617) 399-1741
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 14, 2022
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [X].

____________

*	The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	80303D107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Management PR, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Puerto Rico

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

39,085,646

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

39,085,646

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,085,646

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.12%

14.	TYPE OF REPORTING PERSON

IA

CUSIP No.	80303D107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Explorer, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

36,585,646

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

36,585,646

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

36,585,646

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.67%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	80303D107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Manchester Management Company, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

39,085,646

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

39,085,646

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

39,085,646

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.12%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	80303D107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

James E. Besser

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

2,250,000

8.	SHARED VOTING POWER

39,085,646

9.	SOLE DISPOSITIVE POWER

2,250,000

10.	SHARED DISPOSITIVE POWER

39,085,646

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,335,646

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.53%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	80303D107

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Morgan C. Frank

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a)	[_]
		(b)	[_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON

7.	SOLE VOTING POWER

1,500,000

8.	SHARED VOTING POWER

36,585,646

9.	SOLE DISPOSITIVE POWER

1,500,000

10.	SHARED DISPOSITIVE POWER

36,585,646

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

38,085,646

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

6.94%

14.	TYPE OF REPORTING PERSON

IN

CUSIP No.	80303D107

Item 1.	Security and Issuer.

The name of the issuer is Sanuwave Health, Inc., a Nevada corporation (the "Issuer"). The address of the Issuer's principal executive offices is 3360 Martin Farm Road, Suite 100, Suwanee, Georgia 30024. This Schedule 13D relates to the Issuer's Common Stock, par value $0.001 (the "Shares").

Item 2.	Identity and Background.

(a), (f)	This Schedule 13D amendment is being filed jointly by Manchester Management PR, LLC, a Puerto Rican limited liability company (“Manchester”), Manchester Explorer, L.P., a Delaware limited partnership (the “Explorer”), Manchester Management Company, LLC, a Delaware limited liability company (the “GP”), James E. Besser (“Besser”), a United States citizen and Morgan C. Frank (“Frank”), a United States citizen (collectively, the "Reporting Persons").

(b)	The principal business address for each of the Reporting Persons is 2 Calle Candina, #1701, San Juan, Puerto Rico, 00907.

(c)	Besser is the managing member of Manchester and the GP and Frank serves as a portfolio manager and as a consultant for Explorer. The principal business of Manchester is serving as an investment adviser to its clients. The principal business of the GP is serving as the general partner to certain private funds. Manchester is the investment manager to Explorer and the GP is the general partner of Explorer. The principal business of Explorer is purchasing, holding and selling securities for investment purposes.

(d), (e)	During the last five years, none of the Reporting Persons has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. The Reporting Persons disclaim membership in a group.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Shares for each of Besser and Frank came from their personal funds and from the working capital of Explorer and other private funds managed by the GP, over which the Reporting Persons, through their roles described above in Item 2(c), exercise investment discretion. No borrowed funds were used to purchase the Shares, other than borrowed funds used for working capital purposes in the ordinary course of business.

Item 4.	Purpose of Transaction.

On August 5, 2022, Morgan C. Frank was appointed to the board of directors of the Issuer to serve as Chair.

The Reporting Persons have acquired their Shares of the Issuer for investment. The Reporting Persons have no plans or proposals as of the date of this filing which, other than as expressly set forth below, would relate to or would result in: (a) any extraordinary corporate transaction involving the Issuer; (b) any change in the present Board of Directors or management of the Issuer; (c) any material change in the present capitalization or dividend policy of the Issuer; (d) any material change in the operating policies or corporate structure of the Issuer; (e) any change in the Issuer's charter or by-laws; (f) the Shares of the Issuer ceasing to be listed from a national securities exchange or to ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; or (g) causing the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.

The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes and may dispose of or enter into other transactions in the shares they may be deemed to beneficially own.

The Reporting Persons have been and may continue to be in contact with members of the Issuer's management, the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to maximize shareholder value.

The Reporting Persons further reserve the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to management and the shareholders of the Issuer.

Item 5.	Interest in Securities of the Issuer.

(a) - (e)

Besser:

As of the date hereof, Besser may be deemed to be the beneficial owner of 41,335,646 Shares, constituting 7.53% of the Shares*.

Besser has the sole power to vote or direct the vote of 2,500,000 Shares; has the shared power to vote or direct the vote of 39,085,646 Shares; has the sole power to dispose or direct the disposition of 2,500,000 Shares; and has the shared power to dispose or direct the disposition of 39,085,646 Shares.

Frank:

As of the date hereof, Frank may be deemed to be the beneficial owner of 38,085,646 Shares, constituting 6.94% of the Shares*.

Frank has the sole power to vote or direct the vote of 1,500,000 Shares; has the shared power to vote or direct the vote of 36,585,646 Shares; has the sole power to dispose or direct the disposition of 1,500,000 Shares; and has the shared power to dispose or direct the disposition of 36,585,646 Shares.

Manchester and GP:

As of the date hereof, Manchester and the GP may be deemed to be the beneficial owner of 39,085,646 Shares, constituting 7.12% of the Shares*.

Manchester and the GP have the sole power to vote or direct the vote of 0 Shares; have the shared power to vote or direct the vote of 39,085,646 Shares; have the sole power to dispose or direct the disposition of 0 Shares; and have the shared power to dispose or direct the disposition of 39,085,646 Shares.

Explorer:

As of the date hereof, Explorer may be deemed to be the beneficial owner of 36,585,646 Shares, constituting 6.67% of the Shares*.

Explorer has the sole power to vote or direct the vote of 0 Shares; has the shared power to vote or direct the vote of 36,585,646 Shares; has the sole power to dispose or direct the disposition of 0 Shares; and has the shared power to dispose or direct the disposition of 36,585,646 Shares.

Excluding the transaction with respect to the Note described in Item 6, the transactions by the Reporting Persons in the Shares during the past sixty days are set forth in Exhibit B.

*The outstanding Shares figure reflects 548,737,651 Shares outstanding as reported in the Issuer’s 10-Q filed by the Issuer on November 14, 2022.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

On August 5, 2022, the Issuer completed an initial offering of a Future Advance Convertible Promissory Note (the "Note"). The Note is convertible into Shares based upon the sum of (i) the portion of the principal of the Note to be converted, redeemed or otherwise with respect to which the determination is being made and (ii) accrued and unpaid interest with respect to such principal of the Note. The Reporting Persons are subject to a limitation on their conversion of the Note, whereby after giving effect to such conversion or other share issuance, the Reporting Persons (together with the Reporting Persons’ affiliates, and any other persons acting as a group together with the Reporting Persons or any of the Reporting Persons’ affiliates), would beneficially own in excess of 4.99% (or upon election of the Reporting Persons, 9.99%) of the Issuer (the “Maximum Percentage”). The foregoing description of the Note does not purport to be complete and is subject to and qualified in its entirety by reference to the Future Advance Convertible Promissory Note included as Exhibit 4.1 of the Issuer's 8-K filed on August 8, 2022, which is incorporated by reference. On August 10, 2022, the Reporting Persons entered into an agreement with the Issuer, whereby effective from the date of the issuance of the Note, the Reporting Persons irrevocably waived their ability to elect, and agreed that they shall not permit any of their affiliates and any other persons acting as a group together with the Reporting Persons or any of the Reporting Persons’ affiliates to elect, an increase of their Maximum Percentage above 4.99%.

On November 14, 2022, the Reporting Persons entered into a Securities Purchase Agreement (the “November 2022 Purchase Agreement”) with the Issuer. The November 2022 Purchase provided for a private placement of (i) Future Advance Convertible Promissory Notes (the “November Note”); (ii) warrants to purchase Shares with an exercise price of $0.067 per share (the “First Warrant”) and (iii) warrants to purchase Shares with an exercise price of $.04 per shares (the “Second Warrant” and collectively with the First Warrant, the “Warrants”). The November Note and the Warrants are not currently exercisable and will only be exercisable at such time as the Issuer’s authorized and unissued Shares are at a number sufficient to permit the exercise or conversion of all outstanding securities exercisable for, or convertible into, Shares. The exercise price of the Warrants is subject to adjustment, including if the Issuer issues or sells Shares or Share Equivalents (as defined in the Warrants) for an effective consideration price less than the exercise price of the Warrants or if the Issuer lists its Shares on The Nasdaq Capital Market and the average volume weighted average price of such Shares for the five trading days preceding such listing is less than $0.04 per share; provided, however, that the exercise price of the Warrants shall never be less than $0.01 per share. The Warrants have a five-year term.

Pursuant to the November Note, the Issuer promised to pay the Reporting Persons in cash and/or in Shares, at a conversion price of $0.04, the principal as may be advanced in disbursements, and to pay interest at a rate of 15% per annum on any outstanding principal at the applicable interest rate from the date of the November Note until the November Note is accelerated, converted, redeemed or otherwise. The conversion price of the November Note is subject to adjustment, including if the Issuer issues or sells Shares for a price per share less than the conversion price of the November Note or if the Issuer lists its Shares on The Nasdaq Capital Market and the average volume weighted average price of such Shares for the five trading days preceding such listing is less than $0.04 per share; provided, however, that the conversion price shall never by less than $0.01. The foregoing description of the November Note does not purport to be complete and is subject to and qualified in its entirety by the Future Advance Convertible Promissory Note included as Exhibit 4.3 of the Issuer’s S-1/A filed on December 22, 2022, which is incorporated by reference.

The warrants described in Exhibit B are not currently exercisable into Shares until such time as the Issuer’s authorized and unissued Shares are at a number sufficient to permit the exercise of all warrants and the conversion or exercise of all other share equivalents. The foregoing description of the Warrants does not purport to be complete and is subject to and qualified in its entirety by reference to the Common Stock Purchase Warrant included as Exhibit 4.4 of the Issuer's S-1/A filed on December 22, 2022, which is incorporated by reference.

Item 7.	Material to be Filed as Exhibits.

Exhibit A: Joint Filing Agreement Exhibit B: Schedule of Transactions in Shares

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 12, 2023
(Date)

MANCHESTER EXPLORER, L.P.* /s/ James E. Besser
(Signature)

James E. Besser, Managing Member of the General Partner
(Name/Title)

Manchester Management Company, LLC* /s/ James E. Besser
(Signature)

James E. Besser, Managing Member
(Name/Title)

Manchester Management PR, LLC* /s/ James E. Besser
(Signature)

James E. Besser, Managing Member
(Name/Title)

JAMES E. BESSER

/s/ James E. Besser
(Signature)

MORGAN C. FRANK

/s/ Morgan C. Frank
(Signature)

* This reporting person disclaims beneficial ownership of these reported securities except to the extent of its pecuniary interest therein, and this report shall not be deemed an admission that any such person is the beneficial owner of these securities for purposes of Section 16 of the U.S. Securities Exchange Act of 1934, as amended, or for any other purpose.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 10001).

Exhibit A

AGREEMENT

The undersigned agree that this Schedule 13D amendment, dated January 12, 2023, relating to the Common Stock, par value $0.001, of Sanuwave Health, Inc. shall be filed on behalf of the undersigned.

January 12, 2023
(Date)

MANCHESTER EXPLORER, L.P. /s/ James E. Besser
(Signature)

James E. Besser, Managing Member of the General Partner
(Name/Title)

Manchester Management Company, LLC /s/ James E. Besser
(Signature)

James E. Besser, Managing Member
(Name/Title)

Manchester Management PR, LLC /s/ James E. Besser
(Signature)

James E. Besser, Managing Member
(Name/Title)

JAMES E. BESSER

/s/ James E. Besser
(Signature)

MORGAN C. FRANK

/s/ Morgan C. Frank
(Signature)

Exhibit B

Schedule of Transactions in Shares

Date of Transaction	Title of Class	Number of Shares Acquired	Number of Shares Disposed	Price Per Share

11/14/2022	Warrants to purchase Common Stock, par value $0.001	20,000,000		(1)

(1) The reported securities are owned directly by JEB Partners, L.P. (“JEB Partners”) and may be deemed to be indirectly beneficially owned by (i) the GP, the general partner of JEB Partners, (ii) Manchester, the investment adviser to the GP, and (iii) Besser, the managing member of the GP and Manchester.. Per Issuer's S-1/A filed on December 22, 2022, it is currently intended there will be two warrants issued, one with a strike price of $0.067 and the other with a strike price of $0.04.

The Form 4 filed by Reporting Persons on January 12, 2023 is incorporated herein by reference.